Manuel Garciadiaz 1-212-450-6095 manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

September 5, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Our client, Vitru Brasil Empreendimentos, Participações e Comércio S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Vitru Brazil” or the “Registrant”), has filed an initial Registration Statement on Form F-4 (the “Initial Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). The Initial Registration Statement relates to a proposed registration of the offering of the Registrant’s common shares in connection with a proposed business combination transaction.

Vitru Brazil is proposing to merge with its direct parent company, Vitru Limited, an exempted company incorporated in the Cayman Islands (“Vitru Cayman”). Vitru Brazil is currently a wholly-owned subsidiary of Vitru Cayman, which is a holding company with no material assets other than its interest in Vitru Brazil. Pursuant to the proposed transaction, holders of common shares of Vitru Cayman would exchange their common shares in Vitru Cayman for common shares in Vitru Brazil and Vitru Brazil would become the sole holding company of the Vitru group. The combined effect of the exchange of common shares in Vitru Cayman for common shares in Vitru Brazil and of Vitru Brazil becoming the sole holding company of the Vitru group as part of the proposed transaction is that it will be as if Vitru Cayman changed its name to Vitru Brazil with no further changes.

Vitru Cayman through Vitru Brazil and its subsidiaries operate pure distance learning education group in the postsecondary distance learning market in Brazil. Vitru group provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru Cayman is a “foreign private issuer” in accordance with Rule 405 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Vitru Cayman’s common shares are registered with the Commission and listed on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “VTRU.” As part of the reorganization, Vitru Cayman shareholders will exchange their shares in Vitru Cayman for American Depositary Receipts representing common shares of Vitru Brazil. Vitru Brazil will apply for its common shares to be listed on the B3 S.A. – Brasil, Bolsa, Balcão but does not intend to list its American Depositary Receipts on any stock exchange. Furthermore, following the closing, as soon as it meets the conditions to do so, Vitru Brazil intends to deregister its shares under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”).

The Registrant is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the Securities Act, and Rule 3b-4 under the Exchange Act.

Please contact me at 1-212-450-6095 if you have any questions about this filing.

Sincerely,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer of Vitru Cayman and Vitru Brazil.

Denilza Portela, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.

Leandro Camilo, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.